

November 25, 2015

<u>Via Email</u>

Mr. Mark Swenson
Manager
CMG Partners LLC
12828 Northrup Way, Suite 110
Bellevue, WA 98005

> **Re:     CNL Growth Properties, Inc.**
> **Schedule TO-T**
> **Filed by CMG Partners, LLC et al.**
> **Filed on November 23, 2015**
> **File No. 005-89185**

Dear Mr. Swenson:

  We have reviewed your filing, and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide a response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please advise us why in your response.  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that you have signed the Schedule TO on behalf of all of the offerors.  The cover page of the Schedule TO, however, identifies you as being affiliated with CMG Partners, LLC.  Please confirm for us, with a view toward revised disclosure, that you are authorized to sign the Schedule TO on behalf of each offeror.  To the extent necessary, please file the evidence of such authority with an amendment to the Schedule TO.  See the Instruction to Signature, Exchange Act Rule 14d-100.

2. Please revise the Offer to Purchase to indicate that notwithstanding the agreement involving dispute resolution, persons who tender are not foreclosed from litigating disputes under the federal securities laws in federal court.  The offerors may not lawfully seek to enter into private contracts to relieve themselves of liability with respect to the application of the federal securities laws to the tender offer.  See Section 29(a) of the Securities Exchange Act of 1934.

Section 2.  Proration

3.       We noticed the offer has been designed to allow shareholders to tender "all or none" of their shares, and that proration will apply only to tenders of shares where the "All or None Box" has not been selected.  Revise to indicate, if true, that the exclusion of shares so designated from the proration pool may result in the offer not being oversubscribed. Disclose, if true, that the return of shares designated "All or None" may obviate the need to prorate the balance of the shares tendered.

Section 3.  Determination of Validity

4.       The offer states that determinations as to the validity and acceptance of all tenders "shall be final and binding."  Similar language appears elsewhere in the offering document, such as the sections describing withdrawal rights and offer conditions.  Please revise to indicate that your determinations may be challenged in a court of competent jurisdiction, such as federal court, to remove the implication that legal action may only be taken by shareholders in Washington State Court.  The offer document could be further revised to state, at your election, your view of the legal consequences under the contract for pursuing a claim in federal court.

Section 11.  Certain Information Concerning the Purchasers

5.       We noticed that the offerors have concluded that their financial condition is not relevant to a shareholder's investment decision as to whether to tender his or her shares into the offer.  We understand that the offerors' belief is based in part upon the lack of a takeover intention and the fact their assets and binding commitments for capital are more than sufficient to fund their collective obligations to pay for tendered shares.  Notwithstanding these disclosures, advise us, with a view toward revised disclosure, whether the offerors' believe their financial condition is immaterial.  By its terms, Item 10 of Schedule applies to require disclosure of the offerors' financial condition unless such information is not material.  In preparing your response and/or revised disclosure, please explain why the capital commitments have been characterized as binding and ostensibly enforceable, and indicate why shareholders should be reassured by their existence.

*       *       *

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3266 if you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions